U.S. Securities and Exchange Commission

Washington, DC 20549

Notice of Exempt Solicitation

Submitted Pursuant to Rule 14a-6(g)

1. Name of the Registrant: Texas Roadhouse, Inc.

2. Name of person relying on exemption: The Comptroller of the City of New York, on behalf of the New York City Employees’ Retirement System, the New York City Teachers’ Retirement Systems, and the New York City Police Pension Fund,

3. Address of person relying on exemption: 1 Centre Street, 8th Floor, New York, New York 10007

4. Written materials required to be submitted pursuant to Rule 14a-6(g)(1):

•	Attachment 1: Letter to shareholders in support of NYCRS' EEO-1 Shareholder Proposal

May 1, 2025

Re: Vote FOR Item 4 on EEO-1 Report Disclosure

Dear Fellow Texas Roadhouse Shareholders,

I urge you to vote FOR Item 4 on EEO-1 report disclosure at Texas Roadhouse’s annual meeting on May 15, 2025. As Comptroller of the City of New York, I serve as custodian, investment advisor, and a trustee for the five New York City Retirement Systems (NYCRS). The three Systems that submitted Item 4 are long-term institutional investors of Texas Roadhouse.

The New York City Comptroller’s Office, on behalf of some or all Systems, has a long history of supporting this type of disclosure – as we have been filing proposals requesting the disclosure of EEO-1 reports since 2012. Since 2021, certain Systems filed nearly identical proposals at 51 companies, with 46 of these companies agreeing to disclose the requested information. The two shareholder proposals that went to a vote in 2021 averaged 85% support.

According to DiversIQ, 83% of S&P 500 companies disclose their EEO-1 reports, making such disclosure a market standard.

In fact, this year, four companies that received the same proposal agreed to implement the proposal, even though they either have multi-class stock, or are controlled companies or strongly held companies, which may have made it challenging, if not impossible, for the proposal to have received majority vote support. We believe that these settlements demonstrate the reasonableness of our request.

Texas Roadhouse has declined to commit to disclosing its EEO-1 report, asserting that its disclosure has continued to expand and evolve. We do not doubt that this is true – however, Texas Roadhouse, in its Corporate Sustainability Report 2024, only discloses gender, and separately, race/ethnic classifications for its total workforce, by percentages, in one table. In another table, Texas Roadhouse discloses percentages of women and “People of Color” in three company-specific categories. The second table is reproduced, in large part, in the Company’s Annual Report on Form 10-K.

In contrast to what is contained in Texas Roadhouse’s disclosure, an EEO-1 report disclosure breaks down a company’s U.S. workforce according to 10 employment categories, including senior management, defined to include individuals within two reporting levels of the CEO. With the disclosure of merely a few company-specific job categories, and not disclosure of the standardized EEO-1 categories, institutional investors are unable to benchmark Texas Roadhouse with its peers. Additionally, EEO-1 disclosure will enable investors to better assess year-over-year workforce changes at the company by disclosing the numbers within each category, instead of just percentages. This data may be less susceptible to fluctuation due to a merger, or restructurings, for example.

In short, investors seek the consistent, reliable and comparable workforce data (set forth in standardized formats), which the EEO-1 report disclosure provides, and which this proposal seeks.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

DAVID N. DINKINS MUNICIPAL BUILDING • 1 CENTRE STREET, 5TH Floor • NEW YORK, NY 10007

PHONE: (212) 669-3500 • @NYCCOMPTROLLER

WWW.COMPTROLLER.NYC.GOV

Furthermore, as noted in our supporting statement, Texas Roadhouse is free to disclose ANY additional information about its workforce that the company believes would be valuable.

As noted in our supporting statement, two of Texas Roadhouse’s peers – Chipotle and Darden Restaurants – disclose their Consolidated EEO-1 report on their websites.

Last year, we presented the same proposal at Dick’s Sporting Goods, whose directors sat on five other public company directorships where EEO-1 reports were disclosed. Dick’s is a dual-class company, where two executives control over 77% of the voting power - understandably skewing the votes results toward management.

Our non-binding request for disclosure remains simple: disclosure of reporting that all companies already produce, and the vast majority of S&P 100 companies disclose, which can help investors better understand the company’s workforce demographics.

Please contact CorporateGovernanceTeam@comptroller.nyc.gov for any questions or to discuss the proposal.

Sincerely,

Brad Lander

New York City Comptroller

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

DAVID N. DINKINS MUNICIPAL BUILDING • 1 CENTRE STREET, 5TH Floor • NEW YORK, NY 10007

PHONE: (212) 669-3500 • @NYCCOMPTROLLER

WWW.COMPTROLLER.NYC.GOV